**STOCK SUBSCRIPTION AGREEMENT**

Recipes Direct, Inc.
13771 Danielson Street, Suite E
Poway, California 92064

RE: Acquisition of Common Shares of Recipes Direct, Inc., A California Corporation (the "Company").

A.   SUBSCRIPTION

The undersigned hereby acknowledges receipt of a copy of the offering memorandum of the company and hereby subscribes for the number of Common Shares (the "Shares") in the Company set forth on the signature page below at the purchase price indicated.

B.   SUBSCRIBER'S REPRESENTATIONS AND WARRANTIES

1. **Rule 504 Warranties.** In connection with your offer of Shares, I represent and warrant that I am over the age of 21 years; have had an opportunity to ask questions of the principals or representatives of the Company; that I, individually or together with others on whom I rely, have such knowledge and experience in financial and business affairs that I have the capability of evaluating the merits and risks of my investment in the Company; that I am financially responsible and able to meet my obligations hereunder and acknowledge that this investment is by its nature speculative; that you have made all disclosure and documents pertaining to this investment available to me and; where requested, to my attorney, accountant and investment adviser; and that I will not sell my shares without registration under the Securities Act of 1933 or exemption therefrom.

2. **Suitability.** I represent that I either have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of my investment in the Company or, together with the purchaser representative, if any, named below, have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of my investment in the Company; that I relied on my own legal counsel or elected not to rely on my counsel despite the Company's recommendation that I rely on my own legal counsel; and that I am able to bear the economic risk of such investment.

3. **Representations by the Company.** Except as set forth in the Offering Memorandum, no representations and warranties, oral or otherwise, have been made to the undersigned by the Company or any agent, employee or affiliate of the Company, or any other person whether or not associated with this Offering and in entering into this transaction, the undersigned is not relying upon any information other than contained in the Offering Memorandum and the results of his own investigation.

4. **Risk**. The undersigned understands that an investment in the Company involves substantial risks, and the undersigned has carefully reviewed and is aware of all of the risk factors related to the purchase of the Shares, including those set forth under the caption "Risk Factors" in the Offering Memorandum.

5. **Residency Declaration.** The undersigned represents and warrants that he is a resident of the State in which this offer is made insofar as he occupies a dwelling within the state and intends to remain within the State for an indefinite period of the time. Further, if the undersigned is not a resident of the State in which the offer is made, then the undersigned represents and warrants that he is not a resident of any other state or possession of the United States.

6. **Restrictions of Transferability.** The undersigned understands that the Shares have been offered only in the states where permitted and are being sold pursuant to an exemption from registration under the Securities Act of 1933, as amended under Section 3 (b) and Rule 504 thereof and pursuant to the analogous State statutes. The undersigned further understands that the Shares may not be registered in any state which does not recognize such exemption and any transfers to residents of such state must be made pursuant to registration or an exception from registration in the transferee's state.

7. **Indemnification and Arbitration.** The undersigned recognizes that the offer of the shares of Shares in the Company was based upon his representations and warranties contained above and hereby agrees to indemnify the Company and to hold it harmless against and all liabilities, costs or expenses (including reasonable attorney's fees) arising by reason of, or in connection with, any misrepresentation or any breach of such warranties by the undersigned, or arising as a result of the sale or distribution of the Shares by undersigned in violation of the Securities Act of 1933, as amended , or any other applicable law. Further, in the event that any dispute were to arise in connection with this Agreement or with the undersigned's investment in the company, the undersigned agrees, prior to seeking any other relief at law or equity, to submit the matter to binding arbitration accordance with the rules of the National Association of Securities Dealers (NASD) at a place to be designated by the Company.

8. **Accredited Investor.** I AM an accredited or exempted investor based on the qualifications below:
    a.   A person who purchases at least $150,000 worth of common stock, if such purchase price does not exceed 20% of the investor's net worth (including the net worth of the investor's spouse) at the time of purchase ("net worth") meaning the excess of all assets over all liabilities under special provision for valuation of the principal residence of the investor).
    b.   Any natural person whose individual net worth* or joint net worth* with that persons spouse, at the time of purchase exceeds $1,000,000.00;
    c.   Any natural person who had an individual income** not including the income of the investor's spouse (even if they are purchase Units as joint tenants or tenants in common), in excess of $200,000 in each of the two most recent years and who reasonably expects an income** in excess of $200,000 in the current year.

    d. Any business development company as defined in section 2(a)48 of the Investment Company Act of 1940; or any Small Business Investment Company licensed by the U.S. Small Business administration under section 301 (c) or (d) of the Small Business Administration Act of 1958;

    e. Any private business development company as defined in section 202(a) of the Investment Advisers Act of 1940;

    f. Any director, executive offer of general partner of the issuer of the securities being offered or sold, or any director, executive offer or general partner of a general partner of that issuer;

    g. Any entity in which all of the equity owners are accredited investors under paragraphs (b), (c), (d), (e), or (f) above.

- *For this purpose, a person's net worth is the excess of all of the person's assets over all of the person's liabilities. For the purposes of determining person's net worth, the principal residence owned by an individual shall be valued at (A) cost, including the cost of improvements, net of current encumbrances upon the property or (B) the appraised value of the property as determined by a written appraisal used by an institutional lender making a loan to the individual secured by the property, including the cost of subsequent improvements, net of current encumbrances upon the property. For the purposes of this provision, "institutional lender" means a bank, savings and loan association, industrial loan company, credit union or personal property broker or a company whose principal business is as a lender upon loans secured by real property and which has such loans receivable in the amount of $2,000,000 or more.

- **For this purpose, a person's income is the amount of his individual adjusted gross income (as reported on a federal income tax returns), increased by the following amounts: (a) any deduction for a portion of long term capital gains (Section 1202 of the Internal Revenue Code (the "Code"); (b) any deduction for depletion (Section 611 et seq. of the Code); (c) any exclusion for interest on tax-exempt municipal obligations (Section 103 of the Code); and (d) any losses of a partnership allocated to the individual limited partner (as reported on Schedule E of Form 1040).

9. **Agency Approval.** No federal or state agency has made any determination as to the fairness of the offering for investment purposes, or any recommendations or endorsements of the Shares.

C. MISCELLANEOUS

1. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

2. This contains the entire agreement between the parties with respect to the subject matter hereof. The provisions of this Agreement may not be modified or waived except in writing.

3. The headings contained in this Agreement are for convenient reference only, and they shall not limit or otherwise affect the interpretation of any term or provision hereof.

4. The Shares described for herein will be acquired solely by Subscriber for Subscriber's own account and not on behalf of any other person or organization or entity, and not with a view to, or for resale in connection with, any distribution of the Shares within the meaning of the California Corporations Code. Subscriber agrees to retain the Shares subscribed for herein until such time as the resale or transfer of said Shares can be lawfully affected in compliance with applicable securities laws. The Subscriber understands and agrees that there may be other restrictions and conditions on sale of the Shares under the terms and conditions of the applicable laws of the Subscriber's state of residence.

5. THIS OFFERING IS ONLY AVAILABLE TO ACCREDITED, "QUALIFIED" PURCHASERS AS SUCH TERM IS DEFINED IN SECTION 25102(n) OF THE CALIFORNIA CORPORATIONS CODE. QUALIFIED INVESTORS INCLUDE THE COMPANY'S OFFICERS, DIRECTORS, PROMOTERS AND CERTAIN WEALTHY INVESTORS, BANKS, INSURANCE COMPANIES, INVESTMENT COMPANIES, AND CERTAIN OTHER INSTITUTIONAL INVESTORS, PENSION OR PROFIT-SHARING TRUSTS OF THE COMPANY, SELF-EMPLOYED RETIREMENT PLANS OR INDIVIDUAL RETIREMENT ACCOUNTS IF ALL INVESTMENT DECISIONS ARE MADE BY QUALIFIED PURCHASERS, A NON-PROFIT ORGANIZATION HAVING MORE THAN $5,000,000 IN ASSETS, A CORPORATION, PARTNERSHIP, OR OTHER ORGANIZATION FORMED TO INVEST IN THE OFFERING, IF ALL ITS EQUITY OWNERS ARE THEMSELVES QUALIFIED PURCHASERS, AS WELL AS QUALIFIED NATURAL PERSONS. NATURAL PERSONS (i.e., INDIVIDUALS OR A MARRIED COUPLE) ARE QUALIFIED PERSONS AS LONG AS EACH SUCH PERSON, BY REASONING OF HIS OR HER BUSINESS OR FINANCIAL EXPERIENCE (OR RELYING ON THE BUSINESS OR FINANCIAL EXPERIENCE OF A PROFESSIONAL ADVISOR WHO IS NEITHER AFFILIATED WITH NOR COMPENSATED BY THE COMPANY), CAN BE REASONABLY ASSURED TO HAVE CAPACITY TO PROTECT HIS OR HER OWN INTERESTS IN THE INVESTMENT, AND, THE AMOUNT OF THE INVESTMENT DOES NOT EXCEED TEN PERCENT OF THE INDIVIDUAL'S OR COUPLE'S NET WORTH. THE INDIVIDUAL OR COUPLE MUST HAVE EITHER (i) NET WORTH OF AT LEAST $500,000 OR (ii) NET WORTH OF AT LEAST $250,000 AND ANNUAL INCOME IN THE PRECEDING YEAR AF AT LEAST $100,000 (AND REASONABLY ANTICIPATED SIMILAR INCOME IN THE PRESENT YEAR). NET WORTH IS DETERMINED EXCLUSIVE OF HOME, HOME FURNISHINGS, AND AUTOMOBILES. THE SECURITIES OFFERED HEREBY HAVE NOT BEEN QUALIFIED UNDER THE CALIFORNIA CORPORATE SECURITIES ACT OF 1968, AS AMENDED, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE NATURE OF THIS OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY QUALIFIED UNDER THE CORPORATE SECURITIES ACT OF 1968, AS AMENDED, IF SUCH QUALIFICATION IS REQUIRED.

The securities are being acquired in good faith solely for my own account (personal or corporate), for investment purposes only, and are not being purchased with a view to the resale, distribution, subdivision, or fractionalization thereof. I hereby subscribe to _____ shares of common stock in Recipes Direct, Inc. for a total purchase price of **$** _____**.** In WITNESS WHEREOF, the undersigned has executed this Agreement as of this _____ day of _____, 2000.

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Subscriber Signature   Social Security Number   Subscriber Occupation

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Subscriber Name   Address (Number, Street)   Address (City, State, Zip)

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Work Phone Number   Home Phone Number